Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Technology Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$40,464,140	0.01102%	$4,459.15

Fees Previously Paid	$0.00		$4,459.15

Total Transaction Valuation	$40,464,140

Total Fees Due for Filing			$4,459.15

Total Fees Previously Paid			$4,459.15

Total Fee Offsets			$0.00

Net Fee Due			$0.00